SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

27 June 2006	Matav - Cable Systems Media Ltd. (Registrant) By: /s/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav’s Shareholders Approve Proposed Merger
with the Israeli Cable Operators

—          Delisting from NASDAQ to become effective as of June 30, 2006

NETANYA, Israel – June 27, 2006 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) reported today that at its special shareholder meeting held today, shareholders approved the Company’s proposed acquisition (sometimes referred to as the merger among the Israeli cable operators) of the two other Israeli cable operators. In the general meeting approximately 88 % of the shareholders participated, of which approximately 93 % have voted in favor of the acquisition. As required by Israeli law, more than one third of the votes casted in favor of this matter were by holders who do not have a personal interest in the transaction.

The shareholders also approved all the other proposals on the meeting agenda: an increase in Matav’s authorized share capital from NIS 100,000,000, divided into 100,000,000 ordinary shares, to NIS 150,000,000 divided into 150,000,000 ordinary shares, and, subject to and effective as of the closing of the acquisition, also (1) a change in the composition of the Board of Matav, (2) a change in the name of the Company to “HOT – Cable Systems Media Ltd.”, and (3) related amendments to the Company’s Articles of Association, including changes related to the manner of appointment of directors.

The consummation of the acquisition remains subject to the fulfillment of certain closing conditions, including the receipt of the consent of certain creditors, execution of a definitive agreement with the banks regarding the financing of the merged company and receipt of regulatory approvals required under applicable law, all as more fully described in the Proxy Statement mailed to shareholders, a copy of which was filed with the U.S. Securities and Exchange Commission (SEC) under Form 6-K and with the TASE on May 23-24, 2006. However, there is no assurance that these closing conditions or that the proposed merger will be consummated and if so, at what time.

Matav also announced that its previously reported voluntary delisting from the NASDAQ National Market will become effective as of the close of trading on June 30, 2006. In addition, Matav will file a Form 15 with the SEC on June 30, 2006 to deregister its ADRs, thereby immediately suspending its obligation to file annual and other reports with the SEC. Matav’s shares will continue to trade in the TASE and Matav will continue to make public reports with the Israeli Securities Authority (ISA) and the TASE in accordance with Israeli securities laws and regulations. Such public filings are available on the ISA’s Website (http://www.magna.isa.gov.il).

About Matav:

Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the Israeli cable subscriber market. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5% of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
Ori Gur Arieh, General Counsel Matav - Cable Systems Media Ltd. Tel.: +972-77-7077031 Ayelet Shiloni Integrated Investor Relations Tel.:+1-866-447-8633 Tel.:+972-50-6883-336 ayelet@integratedir.com

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